

July 6, 2020

Corey Lambrecht
Chief Financial Officer
SinglePoint Inc.
2999 North 44th Street, Suite 530
Phoenix, AZ 85018

> **Re: SinglePoint Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 31, 2020**
> **Response Dated June 29, 2020**
> **File No. 0-53425**

Dear Mr. Lambrecht:

We have reviewed your June 29, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Revenues, page F-7

1. We reviewed your response to comment 1 and reiterate our comment. Given how distinct your businesses are and the product categories reflected on your website, please tell us your consideration of using more than one category for disaggregation of your revenues. Refer to paragraphs 89 through 91 of ASC 606-10-55.

Note 3 - Investments, Acquisitions and Goodwill, page F-10

2. We reviewed your response to comment 2. We note the acquisition occurred on May 14, 2019. The measurement period should not exceed one year from the acquisition date.

Refer to ASC 805-10-25-14. Please tell us the final fair value of the acquired assets. In addition, reference is made to comment 4 in our letter dated May 29, 2020. Please amend your Form 8-K filed July 31, 2019 to include Direct Solar's unaudited financial statements as of and for the three months ended March 31, 2019 and pro forma financial information.

You may contact Adam Phippen at (202) 551-3336 or Donna Di Silvio at (202) 551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services